Big Sky Energy Corp.

October 13, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street NW, Mail Stop 4-7

Washington, DC

20549

Dear Sir or Madam:

Big Sky Energy Corporation hereby amends its registration statement on Form SB-2, filed on September 23, 2005, (Registration #333-124937) to include the following delaying amendment:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Sincerely,

BIG SKY ENERGY CORPORATION

/s/ Matthew Heysel

Matthew Heysel

Executive Chairman of the Board

Suite 3, 132 Dostyk Avenue Almaty, Kazakhstan 650051 Tel: 7-3272-628-394	Suite 750, 440 – 2nd Avenue SW Calgary, Alberta, Canada T2P 5E9 Tel: (403) 234-8282